FILE No. 82-1824

REDCORP

RECEIVED

2004 AUG -3 A 6:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04035904

FILE No. 82-1824

News Release 04-16

NON-BROKERED PRIVATE PLACEMENT

SUPPL

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that it has arranged a non-brokered private placement with a single investor of 1,708,142 units at a price of $0.35 per unit to raise net proceeds of $550,021.72. Each unit consists of one common share and one transferable warrant, and each warrant will entitle the holder to purchase an additional common share at a price of $0.50 for two years from closing. Coupled with the $5,417,400 the Company raised via a brokered private placement that closed on July 16, 2004, as announced on July 19, 2004, the Company will now have raised the entire $6 million it initially sought. This non-brokered private placement is subject to regulatory acceptance.

The net proceeds from the sale of the units will be used to advance the Tulsequah property towards feasibility and also for general working capital purposes.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

"Not for distribution to United States newswire services or for dissemination in the United States."

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775

FILE No. 82-1824

NEWS RELEASE

July 19, 2004 News Release 04-15

BROKERED PRIVATE PLACEMENT FINANCING CLOSED

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that it has closed on $5,417,400 of its previously announced $6 million private placement financing. Dundee Securities Corporation and Jennings Capital Inc. were the Agents for the financing which raised $2,417,400.30 from the sale of 6,906,858 units at a price of $0.35 per unit and an additional $3,000,000 from the sale of 7,500,000 flow-through common shares at a price of $0.40 per flow-through common share. Each unit consists of one common share and one full transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional common share at a price of $0.50 per share on or before July 16, 2006.

The Agents were paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agents received 1,152,548 broker warrants, each exercisable to purchase one common share at a price of $0.35 per share on or before July 16, 2005.

All securities issued under the financing are subject to a four-month hold period expiring November 17, 2004.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used to advance the Tulsequah project towards feasibility and also for general working capital purposes.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

"Not for distribution to United States newswire services or for dissemination in the United States."

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775